

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

James C. Foster
Chairman of the Board and Chief Executive Officer
ZeroFox Holdings, Inc.
1834 S. Charles Street
Baltimore, MD 21230

> **Re: ZeroFox Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2022**
> **File No. 333-267200**

Dear Mr. Foster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 31, 2022

Cover Page

1. We note your disclosure that "[t]he shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 82.8% of the outstanding shares of Common Stock as of August 26, 2022..." Please revise to disclose the amount of shares being registered as a percentage of your total public float.

Prospectus Summary, page 1

2. Please revise your discussion here to highlight the fact that several of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentage) and will generally be able to sell all of their shares (as indicated in the Selling Securityholders table) at the same time that this registration

statement is available for use. Please describe here the impact that such continuous sales may have on the market price of your Common Stock. We note your risk factor entitled "Sales of our Common Stock, or the perception of such sales, by us or the Selling Securityholders..." on page 46.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 124</u>

3.   We note your disclosure on the cover page that "[i]f the market price of our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants." As applicable, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. We note your disclosure on page 124 regarding existing cash on hand and anticipated cash requirements for the next 12 months.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffery N. Ostrager